S.B. Hoover & Company, L.L.P.
Certified Public Accountants
124 Newman Avenue • Harrisonburg, Virginia 22801-4004 • (540)434-6736• FAX (540)434-3097
Exhibit 23.4
To the Shareholders and Board of Directors
TransCommunity Financial Corporation
We consent to the use in the Proxy Statement/Prospectus that is part of Amendment No. 3 to Registration Statement No. 333-148675 on Form S-4, of our report dated March 20, 2005 (except for reclassification of discontinued operations, as to which date is April 12, 2007), relating to the consolidated statement of operations, stockholders’ equity, and cash flows for the year ended as of December 31, 2004. We also consent to the reference to our firm under the heading “Experts” in the prospectus.
/s/ S. B. Hoover & Company, L.L.P.
Harrisonburg, VA
March 20, 2008
Members of the American Institute of Certified Public Accountants and Virginia Society of Certified Public Accountants